August 17, 2007

Room 4561

Mr. Matthew J. Szulik
Chief Executive Officer, President and
  Chairman of the Board of Directors
Red Hat, Inc.
1801 Varsity Drive
Raleigh, NC 27606

> **Re: Red Hat, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2007**
> **Filed April 30, 2007**
> **File no. 001-33162**

Dear Mr. Szulik:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 28, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 41

1.   We note that the significant increase in revenue is due mainly to increases in subscriptions to your Red Hat Enterprise Linux technology. It would appear that the number of subscriptions sold, renewed and expired in a given period may be meaningful measures of your performance and are indicative of trends in reported revenues. Please describe to us the extent to which you use these metrics as key indicators in managing your business and indicate whether you believe that these metrics contribute meaningfully to understanding and evaluating your company.

Please tell us what consideration you gave to providing quantitative disclosure of these indicators in your MD&A. See Section III.B.1 of SEC Release No. 33-8350. We also note that you provided quantitative disclosure of several indicators including the number of subscriptions sold and the number of units deployed in your From 10-K for the fiscal year ended February 29, 2004 however you no longer provide these disclosures. Please tell us why you concluded that such disclosures were no longer meaningful.

Financial Statements

Note 3 – Business Combinations, page 72

2.   Tell us more about the customer contracts and relationships that you acquired from JBoss, Inc. and explain why you believe it is appropriate to assign useful lives of 12 to 15 years to these intangible assets. As part of your response, describe the objective evidence you relied on in determining these useful lives and explain how you considered the factors in paragraph 11 of SFAS 142.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief